PACE Medical, Inc.

Discover the Difference™

2001 ANNUAL REPORT

...dedicated to the improvement of patient care without compromising the mandatory high standards of quality and excellence.

Dear Shareholders:

With this Annual Report, we hope to further acquaint you with Pace Medical, recap recent corporate developments, and highlight our plans for the future.

The Company experienced a 30% increase in net sales for the year 2001 versus 2000. We expect sales to continue to improve during the year 2002. In addition, Pace Medical was (and still is) in a transition-restructuring period regarding its product line. Several new and exciting temporary pacing devices, targeted for the year 2001, did not come to fruition. We expect, however, to have these new generation products approved for domestic marketing during the third and fourth quarters of 2002.

Our wholly-owned United Kingdom subsidiary, APC Medical Ltd., continues to be profitable and show increased revenues. It is well positioned to expand its international market presence throughout Europe, Eastern Europe, Middle East, India, Asia, and South America. APC Medical has a complete line of temporary cardiac pacemakers, a dual-chamber pacing analyzer, temporary pacemaker extension cables, disposable surgical extension cables, and related accessories. In addition, APC Medical offers a complete service/repair facility for our international customers.

In the coming months, we will concentrate our efforts on obtaining new product approvals and expanding our customer base in the United States and abroad. Also, our ISO 9001 certification from the British Standards Institution, Inc. enables us to CE mark our products and enhance our position as well as our reputation throughout the worldwide marketplace. We have in place the necessary ingredients — a highly-qualified management team, an established distribution network, and a new generation of products soon to be introduced — to further penetrate the rapidly growing medical device marketplace.

We thank our valued shareholders for their continued support and confidence in Pace Medical, Inc.

Sincerely,

Ralph E. Hanson

Ralph E. Hanson
Chairman, President and Chief Executive Officer

CORPORATE PROFILE

Pace Medical, Inc. has positioned itself to become a market leader by being the only company exclusively dedicated to designing, manufacturing, and marketing a complete line of high-quality temporary cardiac pacing products to meet the expanding needs of the medical profession worldewide. These products include both single and dual-chamber temporary cardiac pacemakers, a dual-chamber pacing analyzer, percutaneous lead introducer kits, reusable temporary pacemaker extension cables, disposable surgical extension cables, and related accessories.

Our single-chamber temporary cardiac pacemakers include a bedside model which attaches to the patient's bedrail and miniature models that enable the patient to remain ambulatory during treatment. The Company's MICRO-PACE™, dual-chamber temporary cardiac pacemaker, is software programmable and capable of multi-parameter, multi-mode operation. It has the ability to sense and pace at high rates in the DDD mode; thereby, restoring A-V synchrony and improving cardiac output. The device will greatly assist the recovery of patients, regardless of age, who have very fast atrial heart rates (180-210 bpm) and who have developed temporary heart block, following open-heart surgery.

Our state-of-the-art AccuPace™, dual-chamber pacing analyzer, combines the benefits of dual-chamber multi-mode, multi-parameter pacing with testing features that evaluate, display, store, and print-out the important characteristics of the patient's lead system. The temporary pacing feature allows the physician to perform pre-implant stimulation studies of the basic pacing parameters and functions on the patient prior to the implantation of a permanent pulse generator. Once again, considerable attention has been paid to the "user-friendly" aspects of its operation.

Our line of disposable products—shrouded pin surgical extension cables, adapters, and lead introducers—are designed to enhance our ability to offer a complete line of highly-competitive temporary pacing products to our customers.

APC Medical Ltd., our wholly-owned subsidiary in the United Kingdom, is well-positioned to expand our business throughout the European Economic Community (EEC) and elsewhere in Europe, Eastern Europe, Middle East, India, Asia, and South America. Like Pace Medical, APC Medical offers a complete line of temporary cardiac pacing products (some of which are uniquely its own), and related accessories. A complete service/repair facility is provided by APC Medical to address the needs of the Company's many international customers.

At present, Pace Medical has production facilities in both the United States and the United Kingdom. Our products are sold to both the domestic and international markets through independent sales representatives, distributors, and OEM accounts.

History and Background

Your Company began operations in March 1985, when we acquired APC Medical Ltd. from American Pacemaker Corporation, a wholly-owned subsidiary of Intermedics, Inc. APC Medical is the successor to Devices Ltd., a United Kingdom medical equipment manufacturer and pioneer in the pacing industry.

Our United Kingdom facility can accommodate extensive production expansion. Being located within the European Common Market also provides the Company with many international marketing advantages. Pace Medical's research and development is conducted at its corporate office in the U.S.A.

Our Business

Temporary Cardiac Pacemakers, Pacing Analyzer, and Accessories

Temporary cardiac pacemakers have three principal uses: therapeutic, prophylactic, and diagnostic. The most common use is therapeutic. For example, when a patient is admitted to a hospital with an inadequate or grossly irregular heart rhythm, a pacemaker stabilizes the rhythm and improves the rate. Prophylactic use describes the application of a pacemaker to a patient as a precaution when their condition is unstable. This too is common. Finally, pacemakers, particularly those which are more sophisticated, serve a valuable purpose as a diagnositc tool; assisting a physician in making a diagnosis or simply evaluating a specific condition in a patient.

In the United Kingdom, APC Medical Ltd. is the market leader for temporary cardiac pacemakers where we set the industry standard and supply the majority of the units sold. The Company manufactures two types of single-chamber, VVI, demand temporary pacemakers. These include a battery operated bedside model which attaches to a patient's bedrail and miniature models which enable patients to remain ambulatory during treatment. The MICRO-PACE, dual-chamber, temporary cardiac pacemaker in its most sophisticated mode, DDD, is designed to sense and pace in both the atria and the ventricles; thereby, restoring A-V synchrony and improving cardiac output. The growing reliance on dual-chamber pacing devices underscores physician recognition of the importance of A-V synchrony in those cardiac patients for whom increased cardiac output is needed.

The Model 4800, dual-chamber, pacing analyzer combines the benefits of dual-chamber, multi-mode, multi-parameter pacing with testing features that evaluate, display, store, and print-out the important characteristics of the patient's lead system.

Reasons to Use a Temporary Pacemaker

1. In an emergency to control cardiac rhythm until a pacemaker can be implanted.
2. To stabilize a patient until drug therapy can take effect.
3. During surgery to control heart rate, maintain A-V synchrony and increase cardiac output when necessary.
4. After open-heart surgery until the heart recovers.
5. To ascertain the thresholds for pacing and sensing on a permanent lead in the absence of a properly functioning pacing analyzer.
6. To overdrive rapid atrial arrhythmias so that normal sinus rhythm may be re-established.

Current Products

Model 4570 MICRO-PACE™

THE MICRO-PACE, dual-chamber, temporary cardiac pacemaker utilizes a copyrighted software-based microprocessor design that is on the forefront of cardiac pacing technology. This design also provides the basis for the development of non-invasive electrical stimulation products.

This state-of-the-art temporary pacemaker has the ability to sense, pace, and track in the DDD mode at high-rates; thus, allowing cardiologists and surgeons to address the needs of post-operative, open-heart patients, regardless of their age. In particular, the device will greatly assist the recovery of both infants and young children, who have very fast atrial heart rates (180-210 bpm) and who have developed temporary heart block, following open-heart surgery.

In addition, the MICRO-PACE™ has a constant voltage output feature which greatly improves the ability to establish and maintain capture when using low impedance pacing leads such as heartwires. The amount of energy in micro joules delivered to the patient could be approximately three times that of constant current devices, thereby, preventing loss of capture.

Models EV4542/EV4543 Mini-Pacers

Models EV4542 and EV4543 are single-chamber temporary cardiac pacemakers designed to provide acute therapeutic, prophylactic, and diagnostic pacing support. Both models are capable of operating in the demand or asynchronous mode and include adjustable rate, output, and sensing controls. The EV4543 has the added feature of a rate-tripling (x3) control which provides for high-rate pacing up to 450 ppm for use in rapid atrial stimulation.

The EV series pacemakers have constant voltage outputs which are capable of delivering more energy to the patient than similar constant current devices. This feature provides a definite advantage in establishing and maintaining capture when encountering low stimulation impedance in pacing leads.

All models are powered by standard 9-volt batteries and are compatible with most endocardial and myocardial lead systems. All devices come complete with carrying case, arm straps, extension cable, and instruction manual.

Model 4800 AccuPace™

The Model 4800 AccuPace™, dual-chamber, pacing analyzer combines the benefits of dual-chamber, multi-mode, multi-parameter pacing with testing features that evaluate, display, store, and print-out the important characteristics of the patient's lead system. The temporary pacing feature allows the physician to perform pre-implant stimulation studies of the basic pacing parameters and functions on the patient prior to the implantation of a permanent pulse generator. Considerable attention has been paid to the design of this product in the "user-friendly" aspects of its operation.

Temporary Cardiac Pacemaker Universal Extension Cables

The Model 4265, 4265A, and 4265V cables are approximately eight feet in length and are autoclavable. All cables on the patient end have molded, color-coded positive closure collet terminals in combination with color-coded, protected connector pin sockets. This allows for easy and reliable connection to heartwires or temporary pacing leads using 2 mm shrouded connector pins, without the use of adapters.

The device end has "booted" 2 mm connector pins that terminate in a molded, color-coded block positioned 1-1/4" on center. The molded silicone rubber "boots" slip over the pacemaker collet terminals during insertion. They freely rotate to tighten and/or loosen the collet terminals. All cables are designed for use with Pace Medical, Inc. and APC Medical Ltd. single and dual-chamber temporary cardiac pacemakers. The Models 5265, 5265A, and 5265V utilize a redel connector on the device end instead of the booted 2 mm connector pins.

Temporary Pacing Analyzer Extension Cables

These are supplied either as disposable, single-use, sterile cables or permanent, multi-use, cables that are autoclavable. The Model 4250 disposable cable is 3.0 meters (10 feet) in length with color-coded 2 mm diameter shrouded connector pins on one end and alligator clips with insulating covers on the other end. They are packaged sterile, five per box. The Model 4255 and 4260 disposable cables utilize a redel connector on the device end and alligator clips or molded collect terminals on the other end for pacing lead connection.

The Model 4280, 4280A, and 4280V multi-use cables are 3 meters (10 feet) in length, autoclavable, and bifurcated on one end using color-coded insulated alligator clips with 2 mm diameter connector pins in a molded, color-coded block positioned 1-1/4" on center on the other end. The cables are provided with "booted" male connector pins. The molded silicone rubber "boots" slip over the caps of the collet terminals during connector pin insertion then freely rotate the boots to tighten and/or loosen the terminal caps.

Adapters

The Model 4815 adapter utilizes a redel connector for connection to our disposable cables (Models 4255 and 4260). It can easily be attached to the collet terminals located on the Models EV4543 and 4570 temporary cardiac pacemakers as well as the Model 4800 pacing analyzer.

With the Model 4825 universal adapter installed, the Model 4250 disposable surgical extension cable or temporary pacing leads, utilizing the 2 mm shrouded pin connector design, can be connected easily to Pace Medical's temporary cardiac pacemakers or pacing analyzer. The universal adapter also includes collect terminals that allow for exposed pins (heartwires, etc.) to be readily connected to the pacing devices.

Lead Introducers (Peel-Away)

The Company's line of disposal percutaneous lead introducers provide for a temporary access to a vein so that a permanent pacing lead can be positioned within the heart. This product line includes ten sizes consisting of 5, 6, 7, 8, 9, 9.5, 10, 10.5, 11, and 12 French types.

New Products

Other

Two "new generation" products: Model 4170, single-chamber, temporary cardiac pacemaker and Model 4580, dual-chamber, temporary pacemaker received FDA (SPMA) approval during 2001.

Several new state-of-the-art temporary cardiac pacing devices are in development. This line of "new generation" products will determine the future growth of the Company. They are targeted for introduction during the third and fourth quarters of 2002.

Market for Common Equity and Related Stockholder Matters

The Company's Common Stock is quoted on the National Association of Securities Dealers, Inc.'s OTC Bulletin Board under the symbol PMDL. The following table sets forth, for the periods indicated, the closing quote on the OTC Bulletin Board. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not reflect actual transactions.

Fiscal Year Ended December 31, 2000 (OTC)	Closing Quote
First Quarter	$ 0.906
Second Quarter	0.630
Third Quarter	0.625
Fourth Quarter	0.375
Fiscal Year Ended December 31, 2001 (OTC)	
First Quarter	0.330
Second Quarter	0.360
Third Quarter	0.300
Fourth Quarter	0.300

There are approximately 81 record holders of the Company's Common Stock.

The Company has never paid any dividends and does not have any intention of paying any dividends in the foreseeable future.

PACE MEDICAL, INC. AND WHOLLY-OWNED SUBSIDIARY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

As of December 31, 2001, the Company had cash and cash equivalents of $1,436,366 and working capital of $1,871,254. This contrasts to comparable cash and working capital positions at December 31, 2000 of $1,252,352 and $1,963,822.

Management continues to believe that the current level of working capital, coupled with the flexibility of the Company's cost structure, should suffice to ensure that its on-going operations are financed adequately in fiscal 2002. On this basis, management has no immediate plans to seek additional financing. In the long term, however, additional equity financing may be sought to continue to fund research and development and to expand the Company's marketing operation.

RESULTS OF OPERATIONS—YEAR ENDED DECEMBER 31, 2001 VERSUS YEAR ENDED DECEMBER 31, 2000

Sales increased by 30% from $1,189,588 in 2000 to $1,546,422 in 2001, primarily due to a increase in orders from our International customers. We expect our domestic and international business to improve during 2002.

Gross margins for 2001 were approximately 49%. This is lower than the 57% margin the Company experienced in 2000. As the Company moves into fiscal 2002, management expects the margin to improve over 2001.

Operating expenses decreased from $898,430 in 2000 to $812,012 in 2001. This was attributable to several cost containment measures being implemented. Management believes that operating expenditures will remain essentially the same during fiscal year 2002.

The Company has reflected a tax provision of $38,363 on its financial statements for 2001 representing taxes paid in the UK as APC income. The Company lost approximately $38,669 or $0.01 per share for the year ended December 31, 2001. This contrasts with a 2000 loss of $159,095 or $0.05 per share.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Pace Medical, Inc.
Waltham, Massachusetts

We have audited the accompanying consolidated balance sheets of Pace Medical, Inc. and its wholly owned subsidiary (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and of comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 4, 2002

PACE MEDICAL, INC. AND WHOLLY OWNED SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$1,436,366	$1,252,352
Accounts receivable	52,010	115,186
Accounts receivable – related party	150,440	149,687
Inventories:		
Raw materials	289,381	242,965
Work in process	35,495	147,547
Finished goods	114,901	214,966
Prepaid expenses	24,222	23,820
Total current assets	2,102,815	2,146,523
PROPERTY AND EQUIPMENT:		
Machinery and equipment	54,719	98,874
Office furniture, equipment and improvements	49,036	31,297
Computer equipment	86,014	58,228
Total property and equipment	189,769	188,399
Less accumulated depreciation and amortization	(149,961)	(137,747)
Property and equipment – net	39,808	50,652
OTHER ASSETS – Net	169,624	121,051
TOTAL ASSETS	$2,312,247	$2,318,226

LIABILITIES AND SHAREHOLDERS' EQUITY	2001	2000
CURRENT LIABILITIES:		
Accounts payable	$ 133,366	$ 117,304
Accrued expenses	98,195	65,397
Total current liabilities	231,561	182,701
COMMITMENTS AND CONTINGENCIES (Notes 1 and 3)		
SHAREHOLDERS' EQUITY:		
Common stock, $.01 par value – authorized, 5,000,000 shares; issued, 3,400,870 shares	34,009	34,009
Additional paid-in capital	3,147,151	3,147,151
Accumulated other comprehensive income	16,555	32,725
Accumulated deficit	(1,085,282)	(1,046,613)
Subtotal	2,112,433	2,167,272
Treasury stock, at cost (46,000 shares in 2001 and 2000)	(31,747)	(31,747)
Total shareholders' equity	2,080,686	2,135,525
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,312,247	$2,318,226

See notes to consolidated financial statements.

PACE MEDICAL, INC. AND WHOLLY OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
NET SALES:		
Customers	$ 431,534	$ 499,144
Related party	1,114,888	690,444
Total net sales	1,546,422	1,189,588
COST OF SALES	783,505	512,386
GROSS PROFIT	762,917	677,202
OPERATING EXPENSES:		
Selling, general and administrative	614,336	656,423
Engineering/development	197,676	242,007
LOSS FROM OPERATIONS	(49,095)	(221,228)
OTHER INCOME, Primarily interest	48,789	62,133
LOSS BEFORE INCOME TAX EXPENSE	(306)	(159,095)
INCOME TAX EXPENSE	38,363	-
NET LOSS	$ (38,669)	$ (159,095)
NET LOSS PER SHARE:		
Basic	$ (0.01)	$ (0.05)
Diluted	$ (0.01)	$ (0.05)

See notes to consolidated financial statements.

PACE MEDICAL, INC. AND WHOLLY OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock Shares	Common Stock Value	Additional Paid-In Capital	Accumulated Deficit	Comprehensive Loss	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
BALANCES, JANUARY 1, 2000	3,400,870	$ 34,009	$ 3,147,151	$ (887,518)		$ 89,606	$ (18,687)	$ 2,364,561
Purchases of treasury stock	-	-	-	-		-	(13,060)	(13,060)
Net loss	-	-	-	(159,095)	$ (159,095)	-	-	(159,095)
Cumulative translation adjustments	-	-	-	-	(56,881)	(56,881)	-	(56,881)
Comprehensive loss					$ (215,976)			
BALANCES, DECEMBER 31, 2000	3,400,870	34,009	3,147,151	(1,046,613)		32,725	(31,747)	2,135,525
Net loss	-	-	-	(38,669)	$ (38,669)	-	-	(38,669)
Cumulative translation adjustments	-	-	-	-	(16,170)	(16,170)	-	(16,170)
Comprehensive loss					$ (54,839)			
BALANCES, DECEMBER 31, 2001	3,400,870	$ 34,009	$ 3,147,151	$ (1,085,282)		$ 16,555	$ (31,747)	$ 2,080,686

See notes to consolidated financial statements.

PACE MEDICAL, INC. AND WHOLLY OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (38,669)	$ (159,095)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:		
Depreciation and amortization	23,196	28,215
Write-off of patent costs	-	9,950
Unrealized foreign exchange transaction losses	2,410	2,081
Changes in assets and liabilities:		
Accounts receivable	58,645	42,477
Prepaid expenses	(916)	16,141
Inventories	159,089	(110,165)
Accounts payable	15,708	39,942
Accrued expenses	33,555	(554)
Cash provided by (used in) operating activities	253,018	(131,008)
CASH FLOWS USED IN INVESTING ACTIVITIES – Purchases of property and equipment	(61,890)	(86,174)
CASH FLOWS USED IN FINANCING ACTIVITIES – Purchases of U.S. Treasury stock	-	(13,060)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(7,114)	(30,920)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	184,014	(261,162)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,252,352	1,513,514
CASH AND CASH EQUIVALENTS, END OF YEAR	$1,436,366	$1,252,352

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation – The consolidated financial statements include the accounts of Pace Medical, Inc. and its wholly owned subsidiary APC Medical Ltd. ("APC"), a United Kingdom company ("Pace" or the "Company"). The Company manufactures and sells temporary external pacemakers, related accessories and temporary heart pacemaker leads to various customers throughout the world. All intercompany transactions, balances and profits are eliminated.

Use of Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Product Liability and Limits of Insurance Coverage – Because the Company's temporary cardiac pacemakers and pacing analyzers may be life-supporting medical devices, the Company's liability for any presently unknown product design or manufacturing deficiencies could be substantial and could exceed the limits under existing product liability insurance. The Company maintains product liability coverage outside the United States with annual limits of £1,000,000 (approximately $1,456,000 as of December 31, 2001) per occurrence and in the aggregate. The Company does not have product liability insurance in the United States. The Company believes, based upon management's experience, that its liability exposure is lessened because it does not manufacture or sell permanent implantable cardiac pacemakers or leads. Management does not believe that any potential claims would therefore have a material impact on the financial condition or the results of operations.

Revenue Recognition – Sales are recognized when products are shipped, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collectibility is reasonably assured. Historical experience has been such that no allowances for sales returns or bad debts are currently provided.

Cash and Cash Equivalents – Cash and cash equivalents include highly liquid investments with remaining maturities of three months or less at date of purchase.

Inventories – Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment – Property and equipment are stated at cost. Depreciation is recorded under the straight-line method based on the estimated useful lives of the related assets, ranging from three to seven years. Repairs and maintenance are expensed as incurred, while costs of betterments are capitalized. Depreciation expense approximated $18,300 and $24,100 for the years ended December 31, 2001 and 2000, respectively.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Assets – Other assets consist of patent and deferred tooling costs, which are amortized using the straight-line method, primarily over ten and five years, respectively. Amortization expense for 2001 and 2000 aggregated approximately $4,880 and $4,100, respectively. Accumulated amortization aggregated $30,280 and $25,400 at December 31, 2001 and 2000, respectively.

Long-Lived Assets – Upon occurrence of certain events or changes in circumstances, the Company reviews its long-lived assets to determine if impairment has occurred.

Translation of Foreign Currencies – Assets and liabilities of APC are translated at exchange rates in effect on reporting dates, while income and expenses are translated at rates which approximate those in effect on transaction dates (generally the average rate for the period). Differences due to changing exchange rates are charged or credited to accumulated other comprehensive income (loss) in shareholders' equity. Gains and losses from foreign currency transactions are included in net income.

Income Taxes – Deferred taxes are provided for temporary differences between book and tax bases of the Company's assets and liabilities and loss and credit carryforwards based on tax rates and laws enacted as of the balance sheet date. The Company has provided a valuation allowance against net deferred tax assets due to uncertainty regarding the recoverability of tax carryforwards and other temporary differences.

Warranty – The Company warrants its temporary cardiac pacemakers for one year. Historical loss experience has been such that no reserves for warranties are provided.

Loss Per Share – The Company determines basic net loss per share using the weighted-average common shares outstanding for the year. The shares used to determine diluted net loss per share include the shares used in the calculation of basic net loss per share plus dilutive weighted-average options and warrants outstanding during the year using the Treasury stock method.

Comprehensive Loss – Comprehensive loss includes net loss and foreign currency translation adjustments.

Stock-Based Compensation – Compensation expense associated with awards of stock or options to employees is measured using the intrinsic-value method. Compensation expense associated with awards to nonemployees is measured using the fair-value method.

Concentration of Credit Risk – The Company sells its products primarily to a limited number of distributors (see Note 7). The Company generally requires no collateral from its distributors.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements – Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered may now meet the definition of a derivative. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, " and Accounting Principles Board Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The statement retains the fundamental provisions of SFAS No. 121 for recognition and measurement of impairment but amends the accounting and reporting standards for segments of a business to be disposed of. The provisions of this statement are required to be adopted no later than fiscal years beginning after December 31, 2001. The Company does not expect the adoption of SFAS No. 144 will have a material impact on the Company's financial position or results of operations.

2. RELATED-PARTY TRANSACTIONS

In March 1990, the Company entered into an agreement with APC Cardiovascular Ltd. ("Cardiovascular"). This agreement specified that Cardiovascular would act as Pace's distributor in the United Kingdom. A director and significant shareholder of Cardiovascular is also a director of Pace. Sales to Cardiovascular amounted to $1,114,888 and $690,444 in 2001 and 2000, respectively (Customer A, see Note 7). Receivables from Cardiovascular at December 31, 2001 and 2000 were $150,440 and $149,687, respectively.

3. COMMITMENTS

Lease Obligations – APC leases its plant and office facility under an operating lease which expires in 2006. The lease agreement specifies that the rent will be £28,500 ($41,026 at December 31, 2001) per year and that it may be revised every five years commencing in 1996. The lease also requires payment of a pro rata share of insurance and maintenance costs in addition to the rental payment. Future minimum rental payments under the lease total approximately $45,000 in each of the next five years. Effective May 1, 2000, Pace entered into a lease agreement for its current facility in the United States for a two-year term from July 1, 2001 through June 30, 2002. Annual rent for the first and second year is approximated at $73,500 and $80,500, respectively.

Rental expense for all operating leases, including leases with terms of less than one year, amounted to approximately $118,000 and $112,000 in 2001 and 2000, respectively.

Contracts – The Company has entered into a three-year employment agreement with its chairman that provides for annual compensation of $139,000. The agreement expires on May 31, 2004.

4. INCOME TAXES

The provision for (benefit from) income taxes consists of the following for the years ended December 31:

	2001	2000
Current – foreign	$38,363	$ 19,000
Deferred:		
Federal	-	-
State	-	-
Foreign	-	(19,000)
Provision for income taxes	$38,363	$ -

A reconciliation of the statutory U.S. rate to the effective rate, expressed in dollars, for the years ended December 31 is as follows:

	2001	2000
Statutory U.S. rate	$ (104)	$ (54,092)
State taxes, net of federal benefit	(17)	(9,546)
Rate difference on foreign taxes	(32,716)	(36,662)
Valuation allowances provided	71,200	100,300
Provision for income taxes	$ 38,363	$ -

Deferred tax assets and liabilities, before valuation allowances, at December 31 were as follows:

	2001	2000
Net operating loss carryforwards	$ 700,000	$ 611,000
Research and development credits	173,000	175,000
Inventory	18,000	22,000
Depreciation and amortization	(23,000)	(8,200)
Other	4,000	1,000
	$ 872,000	$ 800,800

Deferred tax assets have been fully reserved. Valuation allowances were increased by $71,200 in 2001 principally due to the generation of loss carryforwards in the United States which are unlikely to be realized. Valuation allowances were increased by $100,300 in 2000 principally due to the generation of loss carryforwards in the United States.

4. INCOME TAXES (CONTINUED)

At December 31, 2001, Pace has federal income tax loss carryforwards for financial and tax reporting purposes of approximately $1,641,000, which will expire in the years 2004 through 2020, and state income tax carryforwards of approximately $562,000, which will expire in the years 2001 through 2003. Pace also has certain state and federal tax credits aggregating $175,000, which will expire in varying amounts through 2011. Pace has no foreign loss carryforwards available to benefit income earned by APC.

5. SHAREHOLDERS' EQUITY

Stock Options – During 2001 and 2000, by authorization of the Board of Directors, options were granted to purchase 305,000 and 20,000 shares, respectively, of common stock under nonqualified stock option agreements. The options were granted at the fair market value of the Company's common stock on the date of grant, vest at the date of grant, and are of a five-year duration. A summary of all stock option activity is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Fair Value
Outstanding and exercisable, January 1, 2000	246,000	$ 0.50	
Granted	20,000	0.50	$0.48
Expired	(141,000)	0.50	
Outstanding and exercisable, December 31, 2000	125,000	$ 0.50	
Granted	305,000	0.32	$0.18
Expired	(50,000)	0.50	
Outstanding and exercisable, December 31, 2001	380,000	$ 0.36	

At December 31, 2001, the options outstanding and exercisable had weighted-average remaining contractual lives of 3.65 years.

The fair value of stock options on their grant date was measured using the Black-Scholes option-pricing model. Key assumptions used to apply this pricing model are as follows:

	2001	2000
Risk-free interest rate	4.89%	6.75%
Expected life of option grants	4.5 years	4.5 years
Expected volatility of underlying stock	65%	87%
Expected dividend payment rate	-	-

5. SHAREHOLDERS' EQUITY (CONTINUED)

Stock Options (Continued) – The option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options are not tradable with contractual lives of up to five years. However, management believes that the assumptions used to value the options and the model applied yield a reasonable estimate of the fair value of the grants made under the circumstances.

As described in Note 1, the Company uses the intrinsic-value method to measure compensation expense associated with grants of stock options to employees. If the Company had used the fair value method for all options to measure compensation, reported net loss and loss per share would have been as follows:

	2001	2000
Net loss:		
As reported	$ (38,669)	$(159,095)
Pro forma	(93,791)	(168,702)

If the Company had used the fair-value method, basic and diluted net loss per share would have been $(0.03) and $(0.05) for the years ended December 31, 2001 and 2000, respectively.

Stock Repurchase Program – In March 1998, the Company announced a stock repurchase program pursuant to which the Company is authorized to acquire up to 100,000 shares of its common stock. As of December 31, 2001, 46,000 shares had been repurchased under the program for $ 31,747.

6. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31:

	2001	2000
Net loss	$ (38,669)	$ (159,095)
Weighted-average shares outstanding	3,354,850	3,367,750
Effect of dilutive securities	9,242	25,885
Total shares	3,364,092	3,393,635
Basic net loss per share	$ (0.01)	$ (0.05)
Diluted net loss per share	$ (0.01)	$ (0.05)

7. GEOGRAPHIC, SEGMENT AND CUSTOMER DATA

The Company primarily manages its business based on geographic regions consisting of the United States and the United Kingdom through which it sells its external pacing devices and accessories. Geographic and segment data is set forth in the following table:

	United States	United Kingdom	Eliminations	Consolidated
2001				
Sales and transfers	$ 600,906	$ 1,228,288	$ (282,772)	$1,546,422
Depreciation and amortization	10,947	12,249		23,196
Net operating (loss) income	(225,164)	133,642	4,064	(87,458)
Other income, primarily interest	28,391	20,398		48,789
Capital expenditures	55,517	6,373		61,890
Long-lived assets	180,271	29,161		209,432
Total assets	1,155,704	1,156,543		2,312,247
2000				
Sales and transfers	$ 656,713	$ 775,461	$ (242,586)	$1,189,588
Depreciation and amortization	10,527	17,688		28,215
Net operating (loss) income	(277,953)	52,788	3,937	(221,228)
Other income, primarily interest	45,348	16,785		62,133
Capital expenditures	68,663	17,511		86,174
Long-lived assets	135,630	36,073		171,703
Total assets	1,428,264	894,026	(4,064)	2,318,226

Transfers between areas are valued at cost plus a markup. Direct sales to foreign customers from domestic operations were not material.

Sales to major customers for the years ended December 31 were as follows :

	2001		2000	
	Amount	Percent	Amount	Percent
Customer A (related party)	$ 1,114,888	72%	$690,444	58%
Customer B	168,240	11	304,830	26

* * * * * *

Board of Directors

Ralph E. Hanson
Chairman, President & Chief Executive Officer, Pace Medical, Inc.

Derrick Ebden
Managing Director, APC Cardiovascular Ltd., England

George F. Harrington
President, Boston Equity Management Company

Corporate Officers

Ralph E. Hanson
Chairman, President & Chief Executive Officer

Drusilla F. Hays
Vice President, Clerk

APC Medical Ltd., England

Board of Directors

Ralph E. Hanson
Chairman

Derrick Ebden
Director

Steven E. Hanson
Director

Counsel

Lynch, Brewer, Hoffman & Sands, LLP
Boston, Massachusetts 02110

Auditor

Deloitte & Touche LLP
Boston, Massachusetts 02110

Transfer Agent

American Stock Transfer & Trust Company
New York, New York 10022

Investor Relations

Web site www.pacemedicalinc.com

Annual Report to SEC

The Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information and is available to Pace Medical, Inc.'s shareholders without charge. Written requests should be addressed to:

Pace Medical, Inc.
391 Totten Pond Road
Waltham, MA 02451

OTC Bulletin Board Symbol: PMDL

PACE Medical, Inc.

Discover the Difference™

391 Totten Pond Road, Waltham, MA 02451 USA
Telephone: (781) 890-5656 • Fax: (781) 890-4894